

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 31, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of INTERNATIONAL BUSINESS MACHINES CORPORATION, under the Exchange Act of 1934.

- €1,750,000,000 0.375% Notes Due 2023
- €1,000,000,000 0.875% Notes Due 2025
- €1,000,000,000 1.250% Notes Due 2027
- €1,250,000,000 1.750% Notes Due 2031

Sincerely,